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                            January 20, 2022

       Richard Medway
       Chief Compliance Officer
       S-Evergreen Holding LLC
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: S-Evergreen Holding
LLC
                                                            Registration
Statement on Form S-1
                                                            Response dated
January 10, 2022
                                                            File No. 333-261850

       Dear Mr. Medway:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

       Form S-1

       Recent Developments
       Preliminary Estimated Unaudited Financial Results for the Three Months and the Fiscal Year
       Ended January 1, 2022 , page 18

   1. We note your proposed revised disclosure in response to comment 1, which includes a placeholder for the
amount of operating expenses. To ensure balanced disclosure please consider including the
operating expenses in the table beginning on page 17.
 Richard Medway
FirstName  LastNameRichard
S-Evergreen  Holding LLC Medway
Comapany
January 20,NameS-Evergreen
            2022           Holding LLC
January
Page 2 20, 2022 Page 2
FirstName LastName
Form S-1

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

2. It appears the $498,079 amount for additional paid in capital in the "Transaction
         Accounting Adjustments - Initial Public Offering" column is a combination of footnotes
         5E and 5F. Please advise and revise accordingly. For clarity to investors, detail how the amount of the adjustment was derived.
Note 1. Basis of Presentation, page 94

3. Note D states the adjustment for the dividend payment is reflected as a reduction to members' equity but is shown in the line for additional paid in capital in the pro forma balance sheet. Please revise as appropriate.
Note 6. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, page 99

4. Note AG states it reflects the estimated tax effect of the pro forma adjustments using the estimated blended statutory tax rate of 28%. However, the income tax expense adjustment amounts in the "Business Combination" and "Initial Public Offering" transaction accounting adjustments columns in the interim and annual pro forma statements of operations do not appear to be computed based on this rate. Please advise and revise as appropriate.
5. Please disclose in note AF how the interest adjustment for the interim and annual periods was computed.
6. In note AH, please disclose the basis for the number of weighted average number of common stock outstanding for basic purposes and the number of options in each period.
         Additionally, clarify whether options are or are not to be included in determining the weighted average number of common stock outstanding for diluted purposes for the annual period.
       You may contact Tatanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Lawrence G. Wee